UNITED STATES OF AMERICA
          BEFORE THE SECURITIES AND EXCHANGE COMMISSION

                        Washington, D. C.
 . . . . . . . . . . . . . . . . . . . . . . . . . .
                                                   .
        In the Matter of                           .
                                                   .
ENTERGY ARKANSAS, INC.                             .
ENTERGY LOUISIANA, INC.                            .
ENTERGY MISSISSIPPI, INC.                          .
ENTERGY NEW ORLEANS, INC.                          .
                                                   .
     File No. 70-5015                              .
     ________________                               CERTIFICATE
                                                    PURSUANT TO
     In the Matter of                               RULE 24
                                                   .
SYSTEM FUELS, INC.                                 .
SYSTEM ENERGY RESOURCES, INC.                      .
ENTERGY ARKANSAS, INC.                             .
ENTERGY LOUISIANA, INC.                            .
ENTERGY MISSISSIPPI, INC.                          .
ENTERGY NEW ORLEANS, INC.                          .
                                                   .
     File No.  70-5889                             .
     File No.  70-7574                             .
     File No.  70-7668                             .
     ________________                              .
                                                   .
     In the Matter of                              .
                                                   .
SYSTEM FUELS, INC.                                 .
ENTERGY CORPORATION                                .
                                                   .
     File No.  70-8331                             .
                                                   .
     (Public Utility Holding Company Act of 1935)  .
 . . . . . . . . . . . . . . . . . . . . . . . . . .
Pursuant to Rule 24 promulgated by the Securities and Exchange Commission (SEC) under the Public Utility Holding Company Act of 1935, modified by request in the application(s) - declaration(s)
referenced   above,  this  is  to  certify  that  the   following
transactions were carried out and borrowings made, during the first quarter ended March 31, 2000, pursuant to System Fuels, Inc.'s (SFI) function as a supplier of fuel for the Entergy Corporation Operating Companies (System) in accordance with the terms and conditions of and for the purposes represented in the application(s) - declaration(s), as amended, and pursuant to the Orders of the SEC, indicated below:

70-5015 December 17, 1971 ..................................   I
70-5889 April 28, 1978 .....................................   I
70-7574 January 31, 1989 ...................................  II
70-7668 September 27, 1989 ................................. III
70-8331 March 16, 1994 .....................................  IV
I. File No. 70-5015 and File No. 70-5889 - 2000 Fuel Supply
   Programs

  Expenditures for SFI's fuel program for 2000 during the 1st quarter are indicated below:

                                         Net Expenditures
                                          (In Thousands)
                                    1st Quarter   Year-To-Date
2000 Fuel Supply Program:
1.  Gas and Oil Development
     and Production                        0              0
2.  Nuclear Fuel Procurement           8,142          8,142
3.  Fuel Oil Program                     517            517
                                      ---------------------
TOTAL EXPENDITURES                     8,659          8,659
                                      ---------------------
Less funds derived through
   amortization & depreciation
   Charges
  Amortization of Gas & Oil
   Development & Production Costs          0              0
  Depreciation & Other
   Amortization                          (12)           (12)
                                      ---------------------
TOTAL depreciation & amortization        (12)           (12)
                                      ---------------------
Net Expenditures                       8,647          8,647

(Increase) decrease in:
   Outside financing
   System Money Pool borrowings       (8,110)        (8,110)
                                      ---------------------
TOTAL (increase)decrease
  in borrowings                       (8,110)        (8,110)
                                      ---------------------
Increase (decrease) in working
  Capital                                (537)         (537)
                                      =====================
1.  Gas and Oil Development and
  Production
                                         Net Expenditures
                                          (In Thousands)
                                   1st quarter   Year-To-Date
Gas and Oil Development
and Production                       $0               $0
                                     ==               ==

      Effective July 1, 1996, SFI sold its interest in the properties associated with its Gas and Oil Development and Production Program (the program).

      During this quarter, SFI had no expenditures relative to the continuing shutdown of this operation. As of March 31, 2000, accumulated net proceeds of approximately $601,000 are retained at SFI for the continuing shutdown activities.

      Calculation of the net expenditures (proceeds) from the continuing shutdown activities of the Program, is:

                                         Net Expenditures
                                          (In Thousands)
                                   1st Quarter   Year-To-Date
Sales to non-System parties:
   Natural gas                          0             0
   Condensate                           0             0
   Crude oil                            0             0
                                      -----          ---
TOTAL                                   0             0
Miscellaneous income (including
   sale of assets)                    -----          ---
TOTAL                                   0             0

General and administrative
  expense                               0             0
Operating expense                       0             0
Interest expense                        0             0
Amortization adjustment                 0             0
                                      -----          ---
Net proceeds                           $0            $0
                                      =====          ===
2.  Nuclear Fuel Procurement
   (See Item III)
                                         Net Expenditures
                                          (In Thousands)
                                   1st Quarter   Year-To-Date
Nuclear Fuel Procurement             $8,142         $8,142
                                     ======         ======

                                         Net Expenditures
                                          (In Thousands)
                                   1st Quarter   Year-To-Date
Activities during the period:
  Expenditures for nuclear
   materials and processing
   services                          $6,505         $6,505
  General and administrative
   expense                            1,020          1,020
  Interest expense                      624            624
                                    -------         ------
TOTAL                                 8,149          8,149
Sales of nuclear materials and      -------         ------
   processing services to
   System companies                       7              7
                                    -------         ------
Net effect on inventory               8,142          8,142
                                    =======         ======

3.  Fuel Oil Program
    (See Item II)
                                       Net Expenditures
                                        (In Thousands)
                                 1st Quarter    Year-To-Date
Fuel Oil Inventory                  $517          $517
                                    ====          ====
a)  Fuel Oil Inventory:
                                   Barrels       Book Value
Inventory as of:                        (In Thousands)


        March 31, 2000              1,390          21,924
       December 31, 1999            1,398          21,407
      September 30, 1999            2,090          27,200
         June 30, 1999              3,131          38,442
        March 31, 1999              2,163          25,587


                                      During 1st Quarter

                                   Barrels          Value
Sales price per barrel
  to System companies
  excluding period cost:
     #2 Fuel Oil                    24,806          20.29
     #6 Fuel Oil                    45,597          10.93


SFI's fuel oil contract with Marathon Oil Company expired on February 28, 1999.

4.     Other Items:

   a) As  of  March  31,2000, SFI's outstanding debt  and  Parent
      Companies investment consisted of:

Parent Companies:                       In Thousands
     Common Stock                              20
     Notes payable                         34,000
                                          -------
          TOTAL                            34,020
System Money Pool                          25,303
Banks                                           0
                                          -------
TOTAL                                     $59,323
                                          =======

  b)  As  of January 1, 1987, SFI's employees were transferred  to
      Entergy   Services,   Inc.  (Entergy   Services).   Entergy
      Services  bills SFI for labor associated with the operation
      of   continuing  activities  for  SFI  and  other  services
      provided to SFI (financial, legal, administrative, and other activities). For the 1st quarter of 2000, SFI was billed by Entergy Services for the following amounts:

                                                            Total
                          January  February     March      1st Qtr
Cost of service
charged to
Service Requests
established to
track cost of functions
previously performed by
SFI personnel:

  Direct Cost:
   Labor and related
    Cost                   5,524     4,241       6,088      15,853
   Other direct cost       1,003       770       1,111       2,884
  Indirect Cost              990       760       1,141       2,891
                          ----------------------------------------
        TOTAL              7,517     5,771       8,340      21,628
                          ========================================
Cost of services
charged to Service
Requests not related
to transfer of SFI
personnel:                30,481    34,588      37,299     102,368
                          ----------------------------------------
Total cost of services
performed by Entergy
Services                  37,998    40,359      45,639     123,996
                          ========================================
Amounts billed to
Operating Companies for
the Fuel Oil Program*     37,018    39,889       7,104      84,011

Charged to Nuclear Fuel
Procurement                  980       470      38,535      39,985
                          ----------------------------------------
TOTAL                     37,998    40,359      45,639    $123,996
                          ========================================

   - Charged to the Fuel Oil Program as a component of period costs. Effective January 1, 1998, Fuel Oil Program period costs are recorded by plant, to the extent possible, and direct billed to the operating company that owns the facility where incurred. Costs which cannot be directly associated with a facility or an operating company, continue to be allocated as before. For the 1st quarter of 2000, such Fuel Oil Program period costs were allocated 10% to ENTERGY ARKANSAS, INC., 53% to ENTERGY LOUISIANA, INC., 27% to ENTERGY MISSISSIPPI, INC., and 10% to ENTERGY NEW ORLEANS, INC.


   c) As previously reported, the System's fuels planning and procurement administration was reorganized during 1988, redefining the fuels management roles and placing the responsibility for most fuel procurement decisions with Entergy Corporation System Executives.


SFI, utilizing Entergy Services personnel, continues to be responsible for gas and oil production shut down, financing nuclear fuel inventory and fuel oil inventory and facilities, and accounting functions related to these continuing activities.

On September 2, 1997, SFI filed an Application-Declaration, on Form U-1, with the SEC, in File No. 70-9103 (the U-1). SFI requested authorization, among other things, for it to function as a supplier of transmission and distribution related equipment and materials for the Entergy Corporation Operating Companies. Authorization was also requested for Entergy Gulf States, Inc. to acquire an ownership interest in SFI and assume a share of the debt financing for SFI on the same proportionate basis as the other operating companies. The U-1 was withdrawn on July 9, 1999.

II.  File No 70-7574 Bank of America Agreement

     This financing agreement expired January 31, 1996.


III. File No 70-7668 Yasuda Trust and Banking Co., Ltd. Agreement
     (Yasuda)

      This loan agreement expired September 26, 1997 and was not renewed nor replaced.


IV.  File   No  70-8331  Entergy  Corporation  Revolving   Credit
     Agreement (Entergy)

      As indicated previously, in a filing pursuant to the SEC order dated November 26, 1996, (Release No. 35-26617) in File No.
70-8899, activity pertaining to this loan agreement will be reported by Entergy Services, Inc. under File No. 70-8899.


      IN WITNESS WHEREOF, SFI has caused this certificate to be executed as of the 28th of April 2000.




                                ENTERGY ARKANSAS, INC.
                                ENTERGY LOUISIANA, INC.
                                ENTERGY MISSISSIPPI, INC.
                                ENTERGY NEW ORLEANS, INC.
                                SYSTEM ENERGY RESOURCES, INC.
                                ENTERGY CORPORATION



                                BY:/s/ Nathan E. Langston
                                      Nathan E. Langston
                                      Vice President and
                                      Chief Accounting Officer


                                SYSTEM FUELS, INC.



                                BY:/s/ Steven C. McNeal
                                      Steven C. McNeal
                                       Vice President
                                        and Treasurer